FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2004

HOLMES FINANCING (NO 6) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent’s Place,
London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 6) PLC
Profit & Loss Account
Period ended 15 July 2004
	This Quarter	Prior Quarter
	£000	£000

Interest receivable - Inter-company loan	34,413	31,811
Interest receivable - Cash collateral	181	150

	34,594	31,961
Interest payable - Notes	(34,413)	(31,811)
Interest payable - CSFB	(181)	(150)

	(34,594)	(31,961)

Net operating income	-	-
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	-	-
Taxation	-	-

Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	(0)	(0)

Retained profit carried forward	(0)	(0)

Holmes Financing (No. 6) PLC Balance Sheet Period ended 15 July 2004
	£000	£000

Fixed asset investments
Loans to Funding		2,950,772

Current assets
Accrued interest receivable	27
Cash at bank	13
Cash collateral	55,386

	55,426

Creditors: Amounts falling due within one year
Accrued interest payable	27

	27

Net current assets		55,399

Total assets less current liabilities		3,006,171

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,950,772)
Amount due to CSFB		(55,386)

Net assets		13

Capital and reserves
Share capital		13
Reserves		-

		13

Holmes Financing (No. 6) PLC
Notes Outstanding
Period ended 15 July 2004

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1	Series 5 Class A
Moody's current rating	P-1	Aaa	Aaa	Aaa	Aaa
S&P current rating	A-1+	AAA	AAA	AAA	AAA
Fitch Ratings current rating	F1+	AAA	AAA	AAA	AAA

				Series 4 Class A2
Moody's current rating				Aaa
S&P current rating				AAA
Fitch Ratings current rating				AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B	Series 5 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C	Series 5 Class C
Moody's current rating	Baa2	Baa2	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1	Series 5 Class A
	$	$	€	$	£
Initial note balance	1,500,000,000	1,250,000,000	1,000,000,000	1,000,000,000	500,000,000
Previous quarter's note principal	-	1,250,000,000	1,000,000,000	1,000,000,000	500,000,000
Note redemptions	-
Outstanding note principal	-	1,250,000,000	1,000,000,000	1,000,000,000	500,000,000

				Series 4 Class A2
				CHF
Initial note balance				300,000,000
Previous quarter's note principal				300,000,000
Note redemptions
Outstanding note principal				300,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B	Series 5 Class B
	$	$	€	$	£
Initial note balance	50,000,000	42,000,000	34,000,000	40,000,000	17,000,000
Previous quarter's note principal	-	42,000,000	34,000,000	40,000,000	17,000,000
Note redemptions	-
Outstanding note principal	-	42,000,000	34,000,000	40,000,000	17,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C	Series 5 Class C
	$	$	€	$	£
Initial note balance	86,000,000	71,000,000	57,000,000	69,000,000	29,000,000
Previous quarter's note principal	-	71,000,000	57,000,000	69,000,000	29,000,000
Note redemptions	-
Outstanding note principal	-	71,000,000	57,000,000	69,000,000	29,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1	Series 5 Class A
Note interest margins	N/A	17	24	24	24
Step up dates	16/10/2003	16/04/2008	16/04/2008	16/04/2008	16/04/2008
Step up margins	N/A	N/A	48	48	48

				Series 4 Class A2
Note interest margins				N/A
Step up dates				16/10/2007
Step up margins				35

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B	Series 5 Class B
Note interest margins	37.5	41	50	52	52
Step up dates	16/04/2008	16/04/2008	16/04/2008	16/04/2008	16/04/2008
Step up margins	75	82	100	104	104

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C	Series 5 Class C
Note interest margins	135	145	150	155	155
Step up dates	16/04/2008	16/04/2008	16/04/2008	16/04/2008	16/04/2008
Step up margins	235	245	250	255	255

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/10/2004

Liquidity facility limit	£25,000,000
Liquidity facility drawn	Nil
Liquidity facility available	£25,000,000

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 July 2004

	This Quarter £'000	Prior Quarter £'000

Interest receivable - Mortgages less Swaps	199,597	146,717
Interest receivable - Cash Deposits	11,867	9,399

	211,464	156,117
Interest payable - Inter-company loans	(200,123)	(145,154)
Interest payable - Start up loans	(1,355)	(878)

	(201,478)	(146,032)

Net operating income	9,987	10,085
Other income	5,755	4,437
Operating expenses	(6,038)	(4,958)
Deferred consideration	(8,567)	(8,658)

Profit/(loss) on ordinary activities before taxation	1,137	906
Taxation	(341)	880

Profit/(loss) on ordinary activities after taxation	796	1,786
Dividend	-	-
Retained profit/(loss) brought forward	(13,461)	(15,247)

Retained profit/(loss) carried forward	(12,665)	(13,461)

Holmes Funding Limited
Balance Sheet
Period ended 15 July 2004

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		15,115,496
Beneficial interest in Trust cash at bank

Current assets
Amounts owed by Trustee	69,742
Deferred expenditure (costs of securing)	25,838
Sundry debtors	36
Deferred taxation / group relief receivable	7,942
Cash at bank:
Reserve funding	408,000
Transaction account	1,669
Funding GIC account	1,171,557

	1,684,783

Creditors: Amounts falling due within one year
Deferred consideration creditor	178,486
Sundry creditors	258,814
Corporation Taxation	41

	437,340

Net current assets		1,247,443

Total assets less current liabilities		16,362,938

Creditors: Amounts falling due after more than one year
Inter-company loans		(16,334,280)
Start up loans		(41,323)

Net assets		(12,665)

Capital and reserves
Share capital (£2)		-
Reserves		(12,665)

		(12,665)

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 July 2004

	£000	£000	£000

Balance on cash accumulation ledger		Nil

Available credit enhancement

	First Reserve	Second Reserve	Funding Reserve

Reserve funds at closing	338,000	-	70,000

Initial closing reserve funds	338,000	7,978	67,773

Drawings to make bullet repayment	-	-	-
Other drawings	-	-	-
Transfers from revenue receipts	-	(7,978)	2,227

Closing reserve balance	338,000	-	70,000

Target reserve funds	338,000	-	70,000

Principal deficiency ledger	AAA	AA	BBB

Opening PDL balance	Nil	Nil	Nil
Losses this quarter	-	-	-
PDL top up from revenue income	-	-	-

Closing PDL balance	Nil	Nil	Nil

Start up loan outstanding	Opening balance	Repayment	Closing balance

Initial start up loan (incl. accrued interest)	14,792	9,285	5,507
Second start up loan (incl. accrued interest)	14,742	9,253	5,489
Third start up loan	17,500	10,447	7,053
Fourth start up loan	7,500	4,507	2,993
Fifth start up loan	5,100	3,102	1,998
Sixth start up loan	6,100	3,813	2,287
Seventh start up loan	3,780	2,382	1,398
Eigth start up loan	41,000	26,427	14,598

	110,514		41,323
Accrued interest	7,395	7,395	-

Closing balance	117,909		41,323

Liquidity facility

Liquidity facility limit		25,000
Liquidity facility drawn		-
Liquidity facility available		25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 July 2004

	This Quarter	Prior Quarter
	£000	£000
		(re-stated)
Interest receivable - Mortgages	368,391	291,441
Interest receivable - Cash Deposits	5,929	4,137

	374,320	295,578

Interest payable - Mortgages	(368,391)	(291,441)
Interest payable - Cash Deposits	(5,929)	(4,137)

	(374,320)	(295,578)

Net operating income	-	-

Fees receivable	4,630	4,129
Fees payable	(4,630)	(4,129)

Operating expenses	(4,619)	(4,025)
Provision charges	2,414	119
Other income	2,205	3,906

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited Balance Sheet Period ended 15 July 2004
	£000	£000

Fixed asset investments
Mortgage loans secured on residential property		29,353,367

Current assets
Bank interest receivable	701
Cash at bank	354,963
Amounts due from Seller	18,705
Other debtors	14
Accrued interest receivable	50,373

	424,756

Creditors: Amounts falling due within one year
Amounts due to Funding	69,742
Sundry creditors	51

	69,793

Net current assets		354,963

Total assets less current liabilities		29,708,330

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(14,237,872)
Funding share of mortgage loans		(15,115,496)

Seller share of cash at bank		(354,963)
Funding share of cash at bank		-

Net assets		(0)

Capital and reserves
Share capital (£2)		0
Reserves		0

		0

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Holmes Financing (No 6) plc
Dated: 17th August 2004	By /s/ Karen Carson (Authorised Signatory)